August 28, 2015

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          FutureFuel Corp.

Form 10-K for the Year Ended December 31, 2014

Filed March 13, 2015

File No. 1-35103

Dear Mr. Cash:

Receipt of your letter dated August 24, 2015 (the “Comment Letter”) regarding the above-referenced filing is hereby acknowledged by FutureFuel Corp. (the “Company”). The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Securities and Exchange Commission of when the Company would provide a response. The Company respectfully requests an extension until September 15, 2015 to respond to the Comment Letter.

The Company is committed to responding to the Comment Letter promptly and intends to provide a response no later than September 15, 2015. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (870) 698-1811. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Rose Sparks

Rose Sparks,
Chief Financial Officer

FutureFuel Corp.

8235 Forsyth Blvd., Ste. 400, Clayton, Missouri 63105

Direct Line: (314) 854-8351	Fax: (314) 889-9603	e-mail: jordyfederko@ffcmail.com